Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: May 18, 2021

Shapeways to Present at Upcoming Investor Conference

New York, NY, May 18, 2021 – Shapeways, Inc, (“Shapeways” or “the Company”) a leading global digital manufacturing platform driven by proprietary software, today announced its participation in the following upcoming investor events:

Needham Technology & Media Conference on Wednesday, May 19th. The virtual presentation is scheduled for 8:45 a.m. EDT and can be viewed at this Link

Shapeways has entered into a definitive business combination agreement with Galileo Acquisition Corp. (NYSE: GLEO). The combined company will be named Shapeways Holdings, Inc. and is expected to remain on the NYSE under the new ticker symbol, “SHPW”.

Interested parties attending this event who would like to schedule a meeting with Shapeways should contact their Needham representative.

About Shapeways

Shapeways’ digital manufacturing platform offers customers access to high quality manufacturing from start to finish through automation, innovation and digitization. The company’s purpose-built software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and speed delivery of quality products. Shapeways’ digital manufacturing services have empowered more than one million customers worldwide to produce more than 21 million parts using 11 different technologies and 90 different materials and finishes. Headquartered in New York City, Shapeways has ISO 9001-compliant manufacturing facilities in Long Island City, N.Y., and the Netherlands and a network of innovative partners around the globe. It was founded in 2008 and spun-out of the Lifestyle Incubator of Royal Philips Electronics in 2010. Investors include Lux Capital, Union Square Ventures, Andreessen Horowitz, INKEF Capital, Index Ventures and Hewlett Packard Ventures.

To learn more, please visit https://www.shapeways.com.

About Galileo Acquisition Corp.

Galileo Acquisition Corp. raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U”, “GLEO” and “GLEO.WS”. Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities with an initial focus on targets operating in the Consumer, Retail, Food and Beverage, Fashion and Luxury, Specialty Industrial, Technology or Healthcare sectors which are headquartered in Europe or North America, and that have a European and North American market nexus. Galileo is led by a serial SPAC sponsor team having successfully completed four business combinations, plus Shapeways in process. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

To learn more please, visit http://www.galileospac.com

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this presentation, regarding Galileo’s proposed acquisition of Shapeways, Galileo’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Galileo or Shapeways is not obtained; a default by one or more of the investors in the PIPE on its commitment, and Galileo's failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100 million minimum cash condition in the Merger Agreement; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Shapeways; risks related to the rollout of Shapeways’ business and the timing of expected business milestones; the effects of competition on Shapeways’ business; the amount of redemption requests made by Galileo’s stockholders; the ability of Galileo or Shapeways to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Galileo’s final prospectus dated October 17, 2019 under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this press release. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Galileo will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Galileo’s common stock in connection with Galileo’s solicitation of proxies for the vote by Galileo’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Shapeways’ stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Galileo will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Galileo, Shapeways and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Galileo through the website maintained by the SEC at http://www.sec.gov, or through Galileo’s website at www.galileospac.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release

Non-Solicitation

Galileo and its directors and officers may be deemed participants in the solicitation of proxies of Galileo’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Galileo’s executive officers and directors in the solicitation by reading Galileo’s final prospectus filed with the SEC on October 17, 2019, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Galileo’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available. Contacts:

Shapeways	Galileo Acquisition Corp.
Investor Relations	Alberto Recchi, Chief Financial Officer
investors@shapeways.com	Alberto.Recchi@galileospac.com

Media Relations

press@shapeways.com